

Mail Stop 3561

November 12, 2015

Dong Ye
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., #228
Redwood City, CA 94063

      Re: YaSheng Group
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed on March 30, 2015
      File No. 000-31899

Dear Mr. Ye:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure